March 27, 2001

VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549

         Re: Van Eck Economex Industries Index Fund, Metals Fund
             1933 Act File No.  33-
             1940 Act File No.  811-
             -----------------------

Dear Sir or Madam:

     Included in this EDGAR filing please find the Notification of Registration on Form N-8A for Van Eck Economex Industries Index Fund, Energy Fund. (the "Registrant"). The Metals Fund is one of three series of the Van Eck Economex Industries Index Fund, a Delaware business trust being registered today.

     The Registrant notes that a Registration Statement on Form N1-A will be filed within 90 days, but this notice is being filed to facilitate the filing of an exemptive application for this Exchange Traded Fund, which will follow shortly.

     If you should have questions regarding this filing, please call the undersigned at (212) 293-2031.

                                              Very truly yours,

                                              /s/ Thomas Elwood

                                              Thomas Elwood
                                              Vice President


99 Park Avenue New York, NY 10016        tel 212.687.5200       fax 212.687.5248

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

 ................................................................................

Name: VAN ECK ECONOMEX INDUSTRIES INDEX FUND
      Metals Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

         Van Eck Associates Corporation
         99 Park Avenue 8th Floor
         New York, New York 10016

Telephone Number (including area code):

         (212) 687-5200

Name and address of agent for service of process:

         The Corporation Trust Company
         1209 Orange Street
         Wilmington, DE 19801

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

YES [_]                      NO [X]

The Fund is a series of a Delaware business trust and is a management open-end non-diversified investment companies.

Pursuant to the requirements of the Investment Company Act of 1940, the Fund has duly caused this notification of registration to be duly signed on its behalf by the undersigned, duly authorized, in the City of New York and the State of New York on the 27th day of March, 2001.
            --------           -----


                                          VAN ECK ECONOMEX INDUSTRIES INDEX FUND
                                                                     Metals Fund
                                               ---------------------------------
                                                   (Name of Trust)



                                            By: /s/ Thomas Elwood
                                               ---------------------------------
                                                    Thomas Elwood
                                                    Trustee

Attest:  /s/ Alison Emanuel
        -----------------------------
             Alison Emanuel
             Notary